UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

August 8, 2023 (August 7, 2023)

Date of Report: (Date of earliest event reported)

LGX Energy Corp.

(Exact name of issuer as specified in its charter)

Nevada	87-3497563
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

6 ½ N. 2nd Ave

Suite 201

Walla Walla, Washington 99362

(Full mailing address of principal executive offices)

(509) 4602518

(Issuer’s telephone number, including area code)

www.lgxenergycorp.com

(Issuer’s website)

Series A 10% Convertible Preferred Stock

(Securities issued pursuant to Regulation A)

Item 9. Other Events

On August 7, 2023, the Company filed a Certificate of Designation (the “Designation”) with the Secretary of State of Nevada, which designates 10,000,000 shares of the Company’s preferred stock, par value $0.001 per share, as Series B 12% Convertible Preferred Stock (“Series B Preferred Stock”). Pursuant to the terms of the Designation, holders of the Series B Preferred Stock shall be entitled to dividends, a liquidation preference and shall have conversion rights. Each share of Series B Preferred Stock shall be convertible into 2 shares of Common Stock, for a total not to exceed 20,000,000 shares of Common Stock. The holders of the Series B shall have voting rights equal to two shares of Common Stock per one share of Series B Preferred Stock held.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit
99.1	Certificate of Designation for Series B 12% Convertible Preferred Stock

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LGX ENERGY CROP.

	By:	/s/ Howard Crosby
	Name:	Howard Crosby
	Title:	Chief Executive Officer (Principal Executive Officer), Principal Financial Officer and Director

Date: August 8, 2023

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